                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               GERMANY FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    644465106

                                 (CUSIP Number)

                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

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CUSIP NO. 644465106                                                                         PAGE 2 OF 8 PAGES
-----------------------------------------------------------------------------------------------------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mira, L.P.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              1,330,352
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          1,330,352
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,330,352

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%
-----------------------------------------------------------------------------------------------------------------


                                      -2-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 644465106                                                                         PAGE 4 OF 8 PAGES
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-----------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zurich Capital Markets Inc.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable - indirect beneficial ownership
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              0
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          1,330,352
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          1,330,352
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,330,352

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%
-----------------------------------------------------------------------------------------------------------------


                                      -4-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
-----------------------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999 relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Germany Fund, Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows

     The names of the persons filing this Statement are Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI"). Mira and ZCMI are sometimes collectively referred to herein as the "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The business address of each of the Reporting Persons is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

     The principal business of Mira is to purchase and hold investment securities. The principal business of ZCMI is to develop and provide structured financial solutions to affiliates of ZCMI as well as third party clients.

     During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mira is a limited partnership organized under the laws of the State of Delaware. ZCMI is a corporation organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to add the following additional disclosure:

     In November 2000, the Company paid a dividend of $2.18 per share on its outstanding common stock, which Mira elected to receive as an in-kind dividend. On November 29, 2000, the Company issued 246,980 shares of Common Stock to Mira, valued at $ 9 9/16 per share, in satisfaction of this dividend.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     The 246,980 shares of Common Stock described in Item 3 were acquired for investment purposes.

     None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of

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additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

     Although neither Reporting Person has any present plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, either Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

     The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this Statement were made for the purpose of each such person's personal investment.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Mira beneficially owns an aggregate of 1,330,352 shares of Common Stock, constituting 9.2% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 1,330,352 shares of Common Stock, constituting 9.2% of the shares of Common Stock outstanding.

     (b) Mira has the sole power to direct the voting and disposition of the 1,330,352 shares of Common Stock which it holds directly. By virtue of its indirect, beneficial ownership of the 1,330,352 shares of Common Stock held by Mira, ZCMI, as the general partner of Mira, shares the power to direct the voting and disposition of those shares.

     (c) Except as described in Item 3, there have been no transactions of shares of Common Stock effected within the past 60 days by Mira or ZCMI.

     (d) Not applicable.

     (e) Not applicable.

                                          SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2000


                                          MIRA, L.P.

                                          By: Zurich Capital Markets Inc.
                                          Its: General Partner

                                                   By:    /s/ Randall K.C. Kau
                                                      --------------------------
                                                   Name:    Randall K.C. Kau
                                                   Title:   President

                                          ZURICH CAPITAL MARKETS INC


                                          By:       /s/ Randall K.C. Kau
                                             -----------------------------------

                                                   Name:    Randall K.C. Kau
                                                   Title:   President


                                   SCHEDULE A

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Name and Office Held                                 Business address                   Citizenship
--------------------                                 ----------------                   -----------
Randall K.C. Kau                                     One Chase Manhattan Plaza          United States
Director and President of ZCMI                       44th Floor
                                                     New York, New York 10005

Stephen J. Lerner                                    One Chase Manhattan Plaza          United States
Director and Senior Vice President of ZCMI           44th Floor
                                                     New York, New York 10005

Nick Corcoran                                        One Chase Manhattan Plaza          Ireland
Director and Chief Financial Officer of ZCMI         44th Floor
New York, New York 10005